Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 10, 2025
VIA EDGAR TRANSMISSION
Mr. Raymond Be
Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Delaying Amendment for the Trust’s Registration Statement on Form N-14
Securities Act Registration No: 333-289548

Dear Mr. Be and Mr. Long:
Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of the Trust, we hereby file a delaying amendment with respect to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-289548) relating to the proposed reorganization of the Jackson Square Large-Cap Growth Fund and the Jackson Square SMID-Cap Growth Fund, each a series of Managed Portfolio Series, with and into the Spyglass Growth Fund, a series of the Trust. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 12, 2025 (Accession No. 0000894189-25-005550) and was scheduled to go effective September 11, 2025, pursuant to Rule 488 under the Securities Act.

The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Trust, in the City of Milwaukee and the State of Wisconsin on the 10th day of September, 2025.

No fees are required in connection with this filing. If you have any questions in connection with this delaying amendment, please do not hesitate to contact Amber Kopp at amber.kopp@usbank.com.
Sincerely,
/s/ Amber Kopp
Amber Kopp
Secretary